January 8, 2020

Michael Lowry
Chief Accounting Officer & Interim Chief Financial Officer
Owens & Minor Inc.
9120 Lockwood Boulevard
Mechanicsville, Virginia 23116

       Re: Owens & Minor Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 6, 2019
           File No. 001-09810

Dear Mr. Lowry:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services